Exhibit 2.1

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this "Agreement") is made and entered into as of February 18, 2025 ("Effective Date") by and between W1 Global, LLC, a Delaware limited liability company ("Seller"), and Wrap Technologies, Inc., a Delaware corporation ("Buyer") (each a "Party" and, collectively, the "Parties").

RECITALS

A.    Seller is engaged in the business of advisory and investigative professional services (the "Business").

B.    Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, substantially all of the properties, business, and assets of Seller used and/or useful in the operation of the Business, constituting substantially all of Seller's assets, and Buyer desires to assume from Seller, and Seller desires to assign to Buyer, certain liabilities and obligations of Seller with respect to the operation of the Business, in each case for the consideration and in accordance with the terms and conditions of this Agreement.

C.    Buyer and Seller desire to enter into this Agreement for the purpose of setting forth their mutual understandings and agreements with respect to the foregoing.

In consideration of the mutual representations, warranties, covenants, and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Certain Defined Terms. For purposes of this Agreement:

"Affiliate" means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by, or is under common control with such Person. For the purposes of this definition, "control" (including the terms "controlled by" and "under common control with"), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by agreement or otherwise.

"Ancillary Agreements" means the Bill of Sale, the Assignment and Assumption Agreement, and the License Agreement.

"Competing Business" means the manufacturing, marketing, or selling of products or services which are competitive with any Products.

"Code" means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

"Confidentiality Agreement" means that certain Non-Disclosure Agreement, dated November 29, 2024, by and between Seller and Buyer.

"Contract" means any legally binding contract, subcontract, agreement, license, sublicense, lease, sublease, instrument, indenture, promissory note, guaranty, bond, understanding, commitment, undertaking, or forbearance whether written or oral.

"Disclosure Schedule" means the disclosure schedule attached hereto, dated as of the date hereof, and forming a part of this Agreement.

"ERISA" means the Employee Retirement Income Security Act of 1974 (93 P.L. 406).

"Exchange Act" means the Securities Exchange Act of 1934 (73 P. L. 291), as amended, and the rules and regulations promulgated thereunder.

"FCPA" means the Foreign Corrupt Practices Act of 1977 (15 U.S.C. § 78dd-1 et seq), as amended.

"Governmental Authority" means any domestic U.S. or non-U.S. federal, state, provincial, municipal, local, or supranational government, governmental or quasi-governmental entity (including any regulatory commission, board, agency, court, or other body) or body exercising or entitled to exercise administrative, executive, judicial, legislative, regulatory, or taxing authority or power of any nature, including any self- regulatory organization such as a national securities exchange.

"Indebtedness" of any Person means, without duplication, (a) the principal of, accrued and unpaid interest and any premium or penalty in respect of (i) indebtedness of such Person for money borrowed or (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments the payment of which such Person is responsible or liable for; (b) all liabilities of such Person issued or assumed as the deferred purchase price of property (but excluding trade accounts payable incurred in the ordinary course); (c) all liabilities in respect of letters of credit and bank guarantees; (d) all liabilities for capitalized leases; (e) the amount of any net payments due upon settlement of outstanding hedges, swaps, or similar arrangements; and (f) all obligations of the type referred to in clauses (a) through (e) of any Person the payment of which such Person is responsible or liable for, directly or indirectly, as obligor, guarantor or surety.

"IRS" means the Internal Revenue Service of the United States of America.

"Knowledge of Seller" means, as it pertains to Seller having knowledge of a particular fact or matter, (i) any of Bill McMurry, Jim DeStefano, John Penza, Rich Bachour, or Tinsley, or any other director, manager, member, employee, contractor or officer of Seller (individually and collectively, a "Knowledge Person"), having knowledge of such fact or matter, or (ii) any Knowledge Person shall have knowledge of such fact or matter if such person would reasonably be expected to have knowledge of such fact or matter based their responsibilities and position with Seller.

"Law" means any United States, foreign, federal, state, provincial, county, territorial, local, municipal, or supranational law, statute, rule, regulation, Order, decree, ordinance, constitution or constitutional provision, or common law enacted, promulgated, enforced, or imposed by any Governmental Authority.

"Liabilities" means, with respect to any Person, any liability or obligation of such Person of any kind, character, or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

"Lien" means, with respect to any property or asset, all pledges, liens, mortgages, charges, claims, encumbrances, hypothecations, options, rights of first refusal, rights of first offer, security interests, and restrictions of any kind or nature whatsoever.

"Losses" means losses, damages, Liabilities, claims (including third-party claims), demands, actions, suits, proceedings, settlements, awards, deficiencies, judgments, charges, interest, penalties, fines, Taxes, costs and expenses of whatever kind including legal, consultant, accounting and other professional fees, and fees and costs incurred in enforcing indemnification rights hereunder.

"Material Adverse Effect" means any state of facts, change, development, event, effect, condition, occurrence, action or omission that, individually or in the aggregate, has had or would reasonably be expected to (i) have in a material adverse effect on the business, assets, properties, financial condition, results of operations or prospects of the Business or Seller; (ii) prevent, materially impede or materially delay the consummation by the Seller of the transactions contemplated by this Agreement; or (iii) result in a material impairment of the ability of Buyer to continue operating the Business after the Closing in substantially the same manner as it was operated immediately prior to the Closing.

"Order" means order, judgment, writ, decree, inunction, stipulation, determination, award, or legally binding pronouncement issued by any court, agency, or other Governmental Authority.

“Permit” means any license, registration, franchise, permit, variance, exemption, Order, consent, authorization, accreditation, approval, certificate, provider number, or right from any Governmental Authority with competent jurisdiction.

"Permitted Lien" means (i) Liens for Taxes not yet due and payable or that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been established; (ii) mechanics', carriers', and other Liens arising by operation of Law in the ordinary course of business; (iii) Liens or security interests that arise or are incurred in the ordinary course of business relating to obligations not yet due on the part of Seller; (iv) pledges or deposits to secure obligations under workers' compensation Laws or similar Laws or to secure public or statutory obligations; and (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business.

"Person" means an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity or a Governmental Authority.

"Product" means (A) any product or service that either Buyer or Seller are manufacturing, marketing, selling, or developing on the date of this Agreement or (B) any other product or service that either Buyer or Seller have manufactured, marketed, sold, or developed at any time during the three-year period immediately prior to the date of this Agreement.

"Representative" means Persons acting, directly or indirectly, on behalf of another Person, including such Person's officers, directors, employees, representatives, agents, independent accountants, investment bankers, and counsel.

"Securities Act" means the Securities Act of 1933 (73 P.L. 22), as amended, and the rules and regulations promulgated thereunder.

"Tax" or, collectively, "Taxes" means (i) any federal, state, provincial, local, or foreign income, gross receipts, license, accumulated earnings, personal holding company, profits, windfall profits, workers' compensation, severance, payroll, employment, premium, excise, occupation, environmental, customs duties, capital stock, franchise, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, stamp, ad valorem, value added, alternative or add-on minimum or estimated tax or other taxes, duties, fees, levies, assessments or governmental charges or deficiencies thereof, in each case including any interest, penalty or addition thereto and (ii) any Liability for amounts of the type described in the immediately preceding clause (i) arising under any agreements or arrangements with any Person (including pursuant to Treasury Regulation Section 1.1502-6 or comparable provisions of state, provincial, local or foreign Tax Law), as a transferee or successor, by contract or otherwise

"Tinsley" means David Tinsley.

ARTICLE II

PURCHASE AND SALE OF ASSETS

Section 2.1. Purchase and Sale of Assets. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date (as defined below), Seller will sell, transfer, assign, convey, and deliver to Buyer, and Buyer will purchase and acquire from Seller, all of the Acquired Assets, free and clear of all Liens, except for the Permitted Liens. "Acquired Assets" means all right, title, and interest in and to all of the assets of Seller, including but not limited to, all Contracts set forth on Exhibit 2.1 (the "Assigned Contracts").

Section 2.2. Excluded Assets. Notwithstanding the foregoing, the Acquired Assets shall not include the assets specifically listed and described on Exhibit 2.2.

Section 2.3. Assumption of Liabilities. At the Closing, Buyer will assume and agree to pay or discharge when due in accordance with their respective terms only the following liabilities of Seller: all liabilities arising under Assigned Contracts, but only to the extent that such liabilities thereunder are required to be performed after the Closing Date, were incurred in the ordinary course of business, and do not relate to any failure to perform, improper performance, warranty or other breach, default, or violation by Seller (collectively, the "Assumed Liabilities").

Section 2.4. Retained Liabilities. Except for Assumed Liabilities, Buyer is not assuming or acquiring any Liabilities or other obligations of Seller (collectively, the "Retained Liabilities"), and Seller shall remain responsible for the prompt payment, performance, and maintenance of all Retained Liabilities, and Seller hereby covenants and agrees to pay and perform promptly all obligations arising out of or in connection with the Retained Liabilities.

Section 2.5. Purchase Price; Payment. The purchase price for the Acquired Assets and the Assumed Liabilities (the "Purchase Price") will be one hundred dollars ($100). Buyer will pay the Purchase Price on the Closing Date in immediately available funds.

Section 2.6. Closing. The closing of the transactions contemplated by this Agreement (the "Closing") will take place by portable document format (pdf) email or facsimile transmission and exchange of documents, or by other agreed upon electronic means on the Effective Date (the "Closing Date"). The Parties agree that the Closing will be deemed effective for financial and accounting purposes as of 12:01 a.m. Eastern Time on the Closing Date.

Section 2.7. Closing Deliverables. In addition to any other documents to be delivered under other provisions of this Agreement, at the Closing:

(a) Seller will deliver to Buyer:

(1)    A bill of sale for all of the Acquired Assets that are tangible personal property, in form and substance mutually agreed to by Buyer and Seller (the "Bill of Sale"), duly executed by Seller;

(2)    An assignment of all of the Acquired Assets that are intangible personal property, in form and substance mutually agreed to by Buyer and Seller (the "Assignment and Assumption Agreement"), duly executed by Seller;

(3)    A license for Buyer to use certain Excluded Assets, in form and substance mutually agreed to by Buyer and Seller (the "License Agreement"), duly executed by Seller;

(4)    Documentation satisfactory to Buyer in its sole discretion evidencing the release, or authorizing the release, of any Liens existing as of the Closing Date on any of the Acquired Assets;

(5)    Employment agreements for Bill McMurry, Jim DeStefano, John Penza, and Ric Bachour, each in form and substance acceptable to Buyer (the "Employment Agreements"), duly executed by the applicable employee;

(6)    A consulting agreement for Tinsley, in form and substance acceptable to Buyer (the "Consulting Agreement"), duly executed by Tinsley;

(7)    A certificate of the manager or managing member of Seller certifying, as complete and accurate as of the Closing Date, attached copies of the certificate of formation and operating agreement of Seller, certifying and attaching all requisite resolutions or actions of the manager and members approving the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and certifying to the incumbency and signatures of the officers of Seller executing this Agreement and any other document relating to the transactions contemplated hereby; and

(8) A certificate of good standing of Seller from the Secretary of State of the State of Delaware.

(b) Buyer will deliver to Seller or cause to be delivered to Seller:

(1)    The Purchase Price by wire transfer to an account specified by Seller in writing delivered to Buyer at least three days prior to the Closing Date;

(2) The Assignment and Assumption Agreement, duly executed by Buyer;

(3) The License Agreement, duly executed by Buyer;

(4) The Employment Agreements, each duly executed by Buyer; and

(5) The Consulting Agreement, duly executed by Buyer.

Section 2.8. Third-Party Consents. To the extent that Seller's rights under any of the Assigned Contracts or any other Acquired Asset may not be assigned to Buyer without the consent of another Person which has not been obtained, this Agreement will not constitute an agreement to assign the same if an attempted assignment would constitute a breach or be unlawful, and Seller, at its sole expense, will use its best efforts to obtain any such required consent(s) as promptly as possible. If any such consent will not be, or has not yet been, obtained or if any attempted assignment would be ineffective or would impair Buyer's rights under the Acquired Assets (including Assigned Contracts) in question so that Buyer would not in effect acquire the full benefit of all such rights, Seller, to the maximum extent permitted by Law, will act after the Closing as Buyer's agent in order to obtain for it without cost to Buyer the benefits thereunder and will cooperate, to the maximum extent permitted by Law, with Buyer in any arrangement designed to provide such benefits to Buyer at Buyer’s direction.

Section 2.9. Withholding Taxes. Buyer will have the right to deduct and withhold all Taxes from the Purchase Price that Buyer may be required to withhold under the applicable Laws.

Section 2.10. Prorations. All expenses associated with Assigned Contracts will be prorated as of the Closing Date (the “Prorated Expenses”). Seller shall bear and be responsible for the portion of the Prorated Expenses allocated to the period on or prior to the Closing Date and Buyer shall bear and be responsible for the portion of the Prorated Expenses allocated to the period after the Closing Date. The amount of any such Prorated Expenses which Seller is obligated to pay shall be determined based on the following calculation: (A) total amount of the applicable expense multiplied by (B) the quotient of (i) the total number of days on and prior to the Closing Date over which the applicable expense pertains divided by (ii) total number of days over which the applicable expense pertains. The calculation and determination of Prorated Expenses due and owing by Seller under this Section shall be made by Buyer in good faith. Buyer will remit written notice to Seller identifying all Prorated Expenses promptly as they become due and payable, and Seller shall pay to Buyer such amounts with 10 days of receipt of such notice. For the avoidance of doubt, (i) Buyer shall only be responsible for any Prorated Expenses that also constitute an Assumed Liability and (ii) this Section shall be subject to Seller’s indemnification obligations under Article VI in all respects.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedules attached hereto, Seller hereby represents and warrants to Buyer as of the Closing Date as follows:

Section 3.1. Organization and Corporate Power. Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all organizational power and authority necessary to own or lease its properties and assets and to carry on the Business as currently conducted. Seller is duly qualified or licensed to do business and is in good standing in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature of the Business makes such qualification necessary. Tinsley is the sole member and is the beneficial and record holder of all equity of Seller. No Person other than Tinsley has any interest, whether contingent or otherwise, in Seller.

Section 3.2. Authorization. Seller has the requisite organizational power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution, delivery and performance by Seller of this Agreement, and the consummation by Seller of the transactions contemplated hereby, have been duly and validly authorized by Seller and no other corporate proceedings on the part of Seller are necessary to authorize this Agreement or to consummate the transactions contemplated hereby or to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by Seller and constitutes a legal, valid and binding agreement of Seller, enforceable against Seller in accordance with its terms. Upon the execution and delivery by Seller of any other document to which Seller is a party in connection with this Agreement, each of such other documents will constitute the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

Section 3.3. Non-Contravention; Consents; Filings. The execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the certificate of formation, operating agreement or other organizational documents of Seller; (b) conflict with or result in a violation or breach of any provision of any Law or Order applicable to Seller, the Business, or the Acquired Assets; (c) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract (including Assigned Contracts) or Permit to which Seller is a party or by which Seller or the Business is bound or to which any of the Acquired Assets are subject (including any Assigned Contract); or (d) result in the creation or imposition of any Lien other than Permitted Liens on the Purchased Assets. No consent, approval, Permit, Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Seller in connection with the execution and delivery of this Agreement or any of the Ancillary Agreements to which Seller is or will be a party and the consummation of the transactions contemplated hereby and thereby.

Section 3.4. Financial Statements. Seller has previously delivered to Buyer true and complete copies of its balance sheets and statements of income as of and for its fiscal years ended 2023 and 2024, including all applicable footnotes (the "Financial Statements"). The Financial Statements present fairly in all material respects the financial condition of Seller as at the end of the covered periods and the results of its operations and its cash flows for the covered periods covered thereby. The Financial Statements were prepared in accordance with sound accounting principles and applied on a consistent basis throughout the covered periods. Except as and to the extent disclosed in the Current Financial Statements, Seller has not incurred any Indebtedness.

Section 3.5. Absence of Certain Changes. Since December 31, 2023, (a) no event has occurred which has had, individually or in the aggregate, a Material Adverse Effect and (b) Seller has conducted the Business only in the ordinary course of business consistent with past practice, except for actions taken in respect of this Agreement.

Section 3.6. Employee Benefit Plans. Seller maintains no employee benefit plans as defined in Section 3 of ERISA or any collective bargaining, stock purchase, stock option, employment compensation, deferred compensation, pension, retirement, post-retirement, employment, consulting, severance, termination, change-in-control, separation, retention, vacation, sickness, life or other insurance, welfare, fringe benefit, or incentive bonus contract, agreement, plan, program, policy, payroll practice, or arrangement that is sponsored, maintained, administered, or contributed to by Seller or by any entity which is (or at any relevant time was) a member of a controlled group of corporations, under common control or in an affiliated service group with Seller within the meaning of Section 414(b), (c) or (m) of the Code (each, an "ERISA Affiliate"), or to which Seller or any ERISA Affiliate has any obligation to contribute, and that covers any (current or former) employee of Seller or any ERISA Affiliate ("Employee Plans").

Section 3.7. Litigation.

(a)    There is no complaint, claim, action, suit, litigation, proceeding or governmental or administrative investigation pending or, to the Knowledge of Seller, threatened against or affecting Seller, the Business, the Assumed Liabilities, or any of the Acquired Assets, including in respect of the transactions contemplated hereby. Seller is not subject to any outstanding Order that prohibits Seller from conducting the Business as now conducted or proposed to be conducted.

(b)    To the Knowledge of Seller, no event has occurred or circumstance exists that are reasonably likely to give rise to or serve as a basis for the commencement of any complaint, claim, action, suit, litigation, proceeding or governmental, or administrative investigation involving or affecting the Acquired Assets, the Business, or the Assumed Liabilities.

Section 3.8. [intentionally omitted]

Section 3.9. Compliance with Laws; Permits.

(a)    Seller has complied, and is now complying, with all Laws applicable to the conduct of the Business as currently conducted or the ownership and use of the Acquired Assets.

(b)    All Permits required for Seller to conduct the Business as currently conducted or for the ownership and use of the Acquired Assets have been obtained by Seller and are valid and in full force and effect. All fees and charges with respect to such Permits as of the date hereof have been paid in full. Section 3.9(b) of the Disclosure Schedule lists all current Permits issued to Seller which are related to the conduct of the Business as currently conducted or the ownership and use of the Acquired Assets, including the names of the Permits and their respective dates of issuance and expiration. Seller has complied and is now complying with the terms of all Permits listed on Section 3.9(b) of the Disclosure Schedule. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit set forth in Section 3.9(b) of the Disclosure Schedule.

Section 3.10. Intellectual Property. Seller owns or is validly licensed or otherwise has the right to use all patents, inventions, copyrights, software, trademarks, service marks, domain names, trade dress trade secrets and all other intellectual property rights of any kind or nature ("Intellectual Property") used in the Business as currently conducted. The Intellectual Property used by Seller does not infringe, misappropriate or otherwise violate the Intellectual Property of any third party. Seller has not received any written charge, complaint, claim, demand or notice alleging any such infringement, misappropriation or other violation (including any claim that Seller must license or refrain from using any Intellectual Property of any third party). To the Knowledge of Seller, no third party has infringed upon, misappropriated or otherwise violated any Intellectual Property of Seller. Seller makes reasonable best efforts to protect and maintain its Intellectual Property.

Section 3.11. Real Property. Seller does not own, lease, or license any real property, nor has Seller ever owned, leased, or licensed any real property.

Section 3.12. Contracts.

(a)    All Contracts, including any and all amendments, modifications, waivers or restatements thereto, to which Seller is a party or which bind or affect its properties or assets (each, a "Seller Contract"), have been made available to Buyer prior to the Closing.

(b)    Each Seller Contract is in full force and effect and is a valid and binding agreement enforceable against Seller and the other party or parties thereto in accordance with its terms. None of Seller or, to Seller's Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under), or has provided or received any notice of any intention to terminate, any Seller Contract. No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Seller Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. There are no material disputes pending or threatened under any Assigned Contract.

(c) Seller has no agreements or arrangements with any Governmental Authority.

Section 3.13. Anti-Corruption. Seller, including its employees, directors, agents or other Persons acting on their behalf, have not, directly or indirectly, taken any action that would cause Seller to be in violation of the Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), or any other anticorruption or anti- bribery Laws applicable to Seller (collectively with the FCPA, the "Anticorruption Laws"). Seller, including its employees, directors, agents or other persons acting on their behalf, have not, directly or indirectly, corruptly given, loaned, paid, promised, offered or authorized payment of money or anything of value to any "foreign official" as defined in the FCPA or, in violation of Law, to any other government official, to secure any improper advantage or to obtain or retain business for any Person or to achieve any other purpose prohibited by the Anticorruption Laws. Seller has established and implemented reasonable internal controls and procedures intended to ensure compliance with the Anticorruption Laws.

Section 3.14. Insurance. (a) a true and complete list of all current policies or binders of fire, liability, product liability, professional liability, umbrella liability, real and personal property, workers' compensation, vehicular, fiduciary liability and other casualty and property insurance maintained by Seller or its Affiliates and relating to the Business, the Acquired Assets or the Assumed Liabilities (collectively, the "Insurance Policies") has been delivered to Buyer prior to Closing; and (b) with respect to the Business, the Acquired Assets, or the Assumed Liabilities, a list of all pending claims and the claims history for Seller since January 1, 2023. There are no claims related to the Business, the Acquired Assets or the Assumed Liabilities pending under any Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. Neither Seller nor any of its Affiliates has received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of the Insurance Policies. All premiums due on the Insurance Policies have either been paid or, if not yet due, accrued. All the Insurance Policies (a) are in full force and effect and enforceable in accordance with their terms; (b) are provided by carriers who are financially solvent; and (c) have not been subject to any lapse in coverage. None of Seller or any of its Affiliates are in default under, or have otherwise failed to comply with, in any material respect, any provision contained in any Insurance Policy. The Insurance Policies are of the type and in the amounts customarily carried by Persons conducting a business similar to the Business and are sufficient for compliance with all applicable Laws and Contracts to which Seller is a party or by which Seller is bound. True and complete copies of the Insurance Policies have been made available to Buyer.

Section 3.15. Brokers; Certain Expenses. No agent, broker, investment banker, financial advisor, finder, or other intermediary acting on behalf of Seller or under the authority of Seller is or will be entitled to receive any broker's or finder's, financial advisor's, transaction or other similar fee or commission directly or indirectly in connection with this Agreement or the transactions contemplated hereby.

Section 3.16. Customers. Buyer received from Seller prior to Closing a correct and complete list of the five largest customers of the Business (each a "Material Customer"), taken as a whole and measured by revenue, for Seller’s fiscal year ended December 31, 2023 and December 31, 2024, and indicates with respect to each the name, address, and dollar volume of business with Seller (including the primary categories, based on purchases or sales). Seller is not required to provide any material bonding or other financial security arrangements in connection with its transactions with any customer of the Business. Seller has not received any notice from any Material Customer of its intent to terminate or materially change its business relationship with Seller. To the Knowledge of Seller, no Material Customer plans to terminate or materially change its business relationship with Seller. To the Knowledge of Seller, each Material Customer will continue its business relationship with the Business after Closing.

Section 3.17. Sufficiency of Assets; Title to Assets. The Acquired Assets include, and upon the purchase of the Acquired Assets Buyer will own or have, an uncontested and valid license and right to use all rights, properties (including Seller's Intellectual Property), interests in properties, and assets necessary to permit Buyer to carry on the Business as presently conducted by Seller. Seller owns good and transferable title to all of the Acquired Assets, free and clear of any Liens other than Permitted Liens. Seller has, and will transfer to Buyer on the Closing Date, good and valid title to all of the Acquired Assets free and clear of all Liens, other than Permitted Liens. The Acquired Assets constitute all of the assets, tangible and intangible, of any nature whatsoever, necessary to operate the Business in the manner presently operated by Seller.

Section 3.18. Tangible Personal Property. Each item of tangible personal property is in good repair and good operating condition, ordinary wear and tear excepted, is suitable for immediate use in the ordinary course of business and is free from latent and patent defects. No item of tangible personal property is in need of repair or replacement other than as part of routine maintenance in the ordinary course of business. All tangible personal property used in the Business is in the possession of Seller.

Section 3.19. Accounts Receivable. All accounts receivable that are reflected on any balance sheet contained in the Financial Statements or on the accounting records of Seller as of the Closing Date represent or will represent valid obligations arising from sales actually made or services actually performed by Seller in the ordinary course of business. Except to the extent paid prior to the Closing Date, such accounts receivable are or will be as of the Closing Date collectible in an amount not less than the amount reflected on any balance sheet in the Financial Statements, net of the respective reserves shown thereon (which reserves are adequate and calculated consistent with past practice). To the Knowledge of Seller, there is no material contest, claim, defense, or right of setoff, other than returns in the ordinary course of business of Seller, under any Contract with any account debtor of an account receivable relating to the amount or validity of such account receivable.

Section 3.20. Related Party Transactions; Equity Interests. (i) none of the customers, suppliers, distributors, vendors, or other business relationship of the Seller are Affiliates of the Seller or of any of Seller’s officers, directors, managers, members, or any immediate family member of any such officer, director, manager, member, or Affiliate of Seller ("Related Person"); (ii) none of the properties or assets of the Seller are owned or used by, or leased to, any Related Person; (iii) no Related Person is party to any Seller Contract; and (iv) no Related Person provides any legal, accounting, or other services to Seller related to the Business. Seller does not own, nor has ever owned, of record or as a beneficial owner, an equity interest or any other financial or profit interest in any other Person.

Section 3.21. No Restriction on Transfer. No arrangement or Law, rule, or regulation binding on Seller or the Assigned Assets, and no provision of any Assigned Contract, requires Seller to provide notice or obtain consent to transfer the Acquired Assets (including the Assigned Contracts) to Buyer or undertake the transactions contemplated hereby.

Section 3.22. Employment Matters.

(a)    Seller has delivered to Buyer prior to Closing a true and complete list of the employees (full-time and part-time) currently employed by Seller as of the date of this Agreement, listing each employees’ employer, their position, hire date, years of service, the rate of all current base pay, bonuses and any other form of compensation payable by Seller to each employee.

(b)    Seller has not entered into any collective bargaining agreements with respect to its employees, there is no labor strike, dispute, slowdown or work stoppage or lockout pending or threatened in writing or orally against any Seller, no union organization campaign is currently in progress on the date hereof with respect to any of its employees, and no question concerning union representation exists respecting such employees. There is no unfair labor practice, charge or complaint pending or, to the Knowledge of Seller, threatened in writing or orally against any Seller. Seller has not entered into any Contract restricting its ability to terminate the employment of any or all its employees at any time, for any lawful reason, without penalty, liability, or payment. Seller has not received notice that there are charges of discrimination involving alleged violations of any fair employment law, wage payment law, occupational safety and health law and to the Knowledge of Seller there are no charges arising out of any Seller’s employment relationships or other employment-related laws, whether federal, state or local, by any person or entity.

(c)    Seller has complied and is in compliance in all respects with all applicable Laws, rules and regulations relating to the employment of labor, including, but without limitation, those relating to wages, hours, concerted activity, non-discrimination, occupational health and safety and the payment and withholding of taxes.

(d)    No current employee of Seller has notified Seller of his or her intention to resign or retire, and, to the Knowledge of Seller, no employee is bound by any Contract that would impair or prohibit his or her ability to be employed by Buyer, and no employee has given any indication that he or she would not accept an offer of employment from Buyer.

(e)    Seller has previously verified the credentials of all employees of Seller and conducted criminal and compliance background checks on all employees of Seller. Seller has made the results of such verifications and background checks available to Buyer. Seller has no claims or actions against any employee of Seller, and no event or fact exists that would give rise to any such claim or action.

Section 3.23. Full Disclosure. No representation or warranty of Seller in this Agreement or in any exhibit, certificate, or schedule attached or furnished, contains, or on the Closing Date will contain, any untrue statement of material fact or omits, or on the Closing Date will omit, to state any fact necessary in order to make the statements contained therein, in light of the circumstances in which they are made, not misleading. All such statements, representations, warranties, exhibits, certificates, and schedules will be true and complete in all material respects on and as of the Closing Date as though made on that date. To the Knowledge of Seller, there is not fact that has specific application to Seller (other than general economic or industry conditions) and that may materially adversely affect the assets, business, prospects, financial condition, or results of operations of Seller that has not been set forth in this Agreement or the Disclosure Schedule.

ARTICLE IV

[intentionally omitted]

ARTICLE V COVENANTS

Section 5.1. Non-Competition and Non-Solicitation.

(a)    During the period commencing on the date of this Agreement and ending on the fifth anniversary of the Closing Date (the "Restricted Period"), Tinsley and Seller shall not, and will cause each of their respective Affiliates and immediate family members not to, directly or indirectly, engage in, own, be employed by, consult with, or otherwise render services to any Person who is engaged in any Competing Business; provided, however, that the ownership of an interest of not more than 1% in any entity that is engaged in a Competing Business whose securities have been registered under the Securities Act or the Exchange Act, without more, will not constitute a violation of this covenant. This Section 5.1(a) shall not apply to Tinsley’s employment at 5 Stones LLC, a Delaware limited liability company.

(b)    Until the fifth anniversary of the Closing Date (the "Non-Solicitation Period"), each of Seller and Tinsley will not, and will cause their respective Affiliates and immediate family members not to, directly or indirectly:

(1)    induce or attempt to induce or encourage others to induce or attempt to induce any Person who is, or during the Non-Solicitation Period becomes, an employee or independent contractor of Buyer to terminate or materially change such Person's employment or engagement with Buyer; provided that nothing herein will restrict Seller or any Affiliate from (A) undertaking general solicitations through advertising or similar means which are not specifically directed at employees or independent contractors of Buyer or employing or engaging anyone who responds to such general solicitations or (B) from soliciting, recruiting or hiring any such employee or independent contractor who has ceased to be employed or retained by Buyer or its Affiliates for at least 12 months after such cessation. For the avoidance of doubt, this Section 5.1(b)(1) shall apply to Bill McMurry, Jim DeStefano, John Penza and Rich Bachour.

(2)    induce or attempt to induce or encourage others to induce or attempt to induce any Person who is a customer or vendor, or potential customer or vendor, of Buyer to cease doing or not do business with Buyer or any of its Affiliates, reduce the amount of business that such customer or vendor does (or, but for that inducement or encouragement, would or may do) with Buyer or any of its Affiliates, or otherwise materially alter their relationship with Buyer or any of its Affiliates or to place their business with any Person engaged in the Competing Business (other than Buyer and its Affiliates).

(c)    If Seller or Tinsley are in breach of either subsection (a) or subsection (b) above, then the time periods set forth in those subsections will be extended by the length of time during which Seller or Tinsley are in breach of any of those provisions.

(d)    Seller and Tinsley acknowledge and agree that Buyer would be irreparably damaged if this Section 5.1 is not complied with in accordance with its specific terms or is otherwise breached and that monetary damages would not be sufficient to compensate Buyer for such damage. Accordingly, it is agreed that Buyer will be entitled to an injunction or injunctions to prevent breaches of this Section 5.1 and will have the right to specifically enforce this Section 5.1 and its terms and provisions against Seller and Tinsley in addition to any other remedy to which Buyer may be entitled under this Agreement, at law or in equity. The Parties agree that the provisions of this Section 5.1 are reasonable and prudent for the protection of the Business and Acquired Assets being purchased by Buyer under this Agreement.

(e)    It is the intent of the Parties that each provision of this Section 5.1 be adjudicated valid and enforced to the fullest extent permissible under the laws and public policies of each jurisdiction in which adjudication of the validity or enforcement of this Section 5.1 is sought. In furtherance of the foregoing, each provision of this Section 5.1 will be severable from each other provision, and any provision of this Section 5.1 that is prohibited or unenforceable in any jurisdiction will be subject to the following: (i) if the prohibited or unenforceable provision is contrary to or conflicts with any requirement of any statute, rule or regulation in effect in the jurisdiction, then the requirement will be incorporated into, or substituted for, the prohibited or unenforceable provision to the minimum extent necessary to make the provision valid or enforceable; (ii) the Governmental Authority or arbitrator considering the matter is authorized to (or, if that Governmental Authority or arbitrator is unwilling or fails to do so, then the Parties will) amend the unenforceable provision to the minimum extent necessary to make the provision valid or enforceable, and the Parties consent to the entry of an order amending the provision to that extent for that purpose; and (iii) if any unenforceable provision cannot be or is not reformed and made valid or enforceable under this Section 5.1, then the prohibited or unenforceable provision will be ineffective in that jurisdiction to the minimum extent necessary to make the remainder of this Section 5.1 valid or enforceable in that jurisdiction. Any application of the foregoing provisions to any provision of this Section 5.1 will not (x) affect the validity or enforceability of any other provisions of Section 5.1 or (y) prevent the prohibited or unenforceable provision from being adjudicated valid or enforced as written in any other jurisdiction.

(f)    Neither Seller nor Tinsley, either on their own account or directly or indirectly in conjunction with or on behalf of any other Person, shall disparage or otherwise speak or write negatively about Buyer or the Business or cause any other person to disparage or speak or write negatively about Buyer or the Business.

Section 5.2. Public Announcements. Seller shall not, and ensure its Affiliates do not, make any press release or any other public statement with respect to this Agreement or the transactions contemplated hereby without the written consent of Buyer.

Section 5.3. Transfer Taxes. All Transfer Taxes (as defined below) resulting from the transactions contemplated herein shall be borne by Seller. "Transfer Taxes" means any sales, use, stock transfer, value added, real property transfer, transfer, stamp, registration, documentary, recording or similar duties or taxes together with any interest thereon, penalties, fines, costs, fees, additions to such tax or additional amounts with respect thereto incurred in connection with the transactions contemplated herein.

Section 5.4. Payment of Seller Liabilities. Seller will pay, or make adequate provision for the payment, in full all Liabilities of Seller.

Section 5.5. Reports and Returns. After the Closing, Seller promptly will prepare and file all reports and returns required by Law.

Section 5.6. Customer and Other Business Relationships. After the Closing, Seller will cooperate with Buyer in its efforts to continue and maintain for the benefit of Buyer those business relationships of Seller existing prior to the Closing, including relationships with lessors, employees, regulatory authorities, licensors, customers, suppliers, and others. Seller will promptly refer to Buyer all inquiries relating to the Business. Seller will not and will use its best efforts to ensure that none of its officers, employees, managers, agents, or members, take any action that may diminish the value of the Acquired Assets or any such business relationship after the Closing or that would interfere with the Business, including disparaging the name of the Business or Buyer. Seller shall not commence any action or proceeding, whether formal or informal, or threaten any of same, against any past or current customer, vendor or other business relationship of or related to the Business or Seller. After Closing, Seller will satisfy the Retained Liabilities in a manner that is not detrimental to and will not adversely affect any such business relationships or the value of the Acquired Assets or Business.

Section 5.7. Confidentiality. From and after the Closing, Seller and Tinsley shall, and shall cause their respective Affiliates and representatives to, keep strictly confidential, hold in confidence and not disclose to any Person or otherwise use any information or materials, whether written or oral, relating to the Business, Acquired Assets, Assumed Liabilities or the transactions contemplated hereby, or the existence of this Agreement or the Ancillary Agreements or the terms hereof or thereof. The Parties hereby agree that the Confidentiality Agreement is terminated and of no further force or effect.

Section 5.8. Employees. Commencing on the Closing Date, Seller shall terminate all employees of the Business and, at Buyer's sole discretion, Buyer may offer employment, on an "at will" basis, to any or all of such employees. Seller shall be solely responsible, and Buyer shall have no obligations whatsoever for, any compensation or other amounts payable to any current or former employee, officer, director, independent contractor or consultant of the Business, including, without limitation, hourly pay, commission, bonus, salary, accrued vacation, fringe, pension or profit sharing benefits or severance pay for any period relating to the service with Seller at any time on or prior to the Closing Date and Seller shall pay all such amounts to all entitled persons on or prior to the Closing Date.

ARTICLE VI

INDEMNIFICATION

Section 6.1. Survival. All representations, warranties, covenants, and agreements made in this Agreement will survive the Closing.

Section 6.2. Indemnification. Seller will defend, indemnify, and hold harmless Buyer and its respective directors, officers, employees, shareholders, and agents (each a "Buyer Indemnified Party") from and against any and all Liabilities or Losses, whether in respect of third party claims, claims between the parties hereto, or otherwise, directly or indirectly relating to, arising out of or resulting from (a) any breach of, or inaccuracy in, any representation or warranty hereunder; (b) any default by Seller in the performance or observance of any of its covenants or agreements hereunder; and (c) any Retained Liabilities or Excluded Assets.

ARTICLE VII

MISCELLANEOUS

Section 7.1. Entire Agreement. This Agreement (including the Disclosure Schedule and the exhibits to this Agreement) and the Ancillary Agreements constitute the entire agreement and supersede all oral agreements and understandings and all written agreements prior to the date hereof between or on behalf of the Parties with respect to the subject matter hereof.

Section 7.2. Assignment. This Agreement will not be assigned by any Party by operation of law or otherwise without the prior written consent of the other Party.

Section 7.3. Amendment and Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Buyer and Seller, or in the case of a waiver, by the Party against whom such waiver is intended to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege.

Section 7.4. Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 7.5. Further Assurances. The Parties will from time to time do and perform any additional acts and execute and deliver any additional documents and instruments that may be required by Law or reasonably requested by any Party to establish, maintain or protect its rights and remedies under, or to effect the intents and purposes of, this Agreement.

Section 7.6. Enforcement of the Agreement; Jurisdiction; No Jury Trial.

(a)    ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE ANCILLARY AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF FLORIDA IN EACH CASE LOCATED IN THE COUNTY OF MIAMI-DADE, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY'S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(b)    EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO CERTIFIES THAT

(I)    NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.6.(b).

Section 7.7. Notices.

All notices and other communications pursuant to this Agreement must be in writing and will be deemed to have been duly delivered and received (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; (iii) if sent by e-mail in portable document format (PDF) or similar electronic attachment, on the day the sender receives confirmation of receipt by the recipient; or (iv) immediately upon delivery by hand (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below:

If to Seller, to:

W1 Global, LLC

1616 H Street, N.W, Suite 302

Washington, DC 20006 Attention: David Tinsley

E-mail: david@w1-global.com

If to Buyer, to:

Wrap Technologies, Inc.

1817 West 4th Street

Tempe, Arizona 85281

Attention: Jared Novick

With a copy to (which will not constitute notice):

Burke Law Group, PLLC

1000 Main Street, Suite 2300

Houston, Texas 77002

Attention: Norman Levedahl

E-mail: norman.levedahl@burkegroup.law

From time to time, any Party may provide notice to the other Party of a change in its mailing address or email-address through a notice given in accordance with this Section 7.7. The inability to deliver because of changed address of which no notice is given will be deemed to be receipt of the notice as of the date of such inability to deliver.

Section 7.8. Governing Law. This Agreement, and any dispute arising out of, relating to, or in connection with this Agreement, will be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 7.9. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 7.10. Parties in Interest. This Agreement will be binding upon and inure solely to the benefit of the Parties, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

Section 7.11. Counterparts. This Agreement may be executed in counterparts, each of which will be deemed to be an original, but all of which, taken together, will constitute one and the same agreement. At the Closing, signature pages of counterparts may be exchanged by facsimile or by electronic transmittal of scanned images thereof, in each case subject to appropriate customary confirmations in respect thereof by the signatory for the Party providing a facsimile or scanned image and that Party's closing counsel.

Section 7.12. Interpretation. As used in this Agreement, (i) the words "hereof," "herein," "hereby," "herewith" and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified; (ii) the words "include," "includes" or "including" will be deemed to be followed by the words "without limitation"; (iii) the words describing the singular number will include the plural and vice versa will and words denoting natural Persons will include all Persons and vice versa; (iv) the phrases "the date of this Agreement," "the date hereof," "of even date herewith" and terms of similar import, will be deemed to refer to the date set forth in the preamble to this Agreement; and (v) the word "or" is not exclusive. Any reference in this Agreement to a date or time will be deemed to be such date or time in New York City, unless otherwise specified. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all at or on the date and year first above written.

WRAP TECHNOLOGIES, INC.	W1 GLOBAL, LLC

By: /s/ Scot Cohen	By: /s/ David Tinsley
Name: Scot Cohen	Name: David Tinsley
Title: Chief Executive Officer	Title: Sole Member and Manager

Acknowledged and agreed as to Section 5.1 and 5.7

/s/ David Tinsley
David Tinsley